Exhibit 99.2

CHAI-NA-TA CORP.

Interim Condensed Consolidated Financial Statements
Three and six months ended June 30, 2012 and June 30, 2011 (See Note 1)

(Unaudited)

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2012

CHAI-NA-TA CORP.
Interim Condensed Consolidated Statement of Net Assets in Liquidation as at
June 30, 2012 and December 31, 2011 (See Note 1)
(Unaudited)

In thousands of		June 30	December 31
Canadian dollars	Note	2012	2011

ASSETS
Current assets
Cash		$10,299	$4,494
Accounts receivable		4	164
Inventory		-	4,974
Prepaid expenses		3	57
Assets held for sale	4	-	1,850
Total assets		$10,306	$11,539

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$11	$558
Reserve for estimated costs during liquidation	3	130	-
Total liabilities		141	558

NET ASSETS
Share capital	5		38,226
Additional paid in capital			9,436
Accumulated other comprehensive income			873
Accumulated deficit			(37,554)
Total net assets			10,981
Total liabilities and net assets			$11,539

NET ASSETS IN LIQUIDATION		$10,165

Approved by the Board:

/s/ DEREK ZEN	/s/ WILMAN WONG
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2012

CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of (Loss) Earnings from Operations for the Three and Six
Months Ended June 30, 2012 and June 30, 2011 (See Note 1)
(Unaudited)

		Three months ended		Six months ended
in thousands of Canadian dollars		June 30	June 30	June 30	June 30
(except per share and share amounts)	Note	2012	2011	2012	2011

Revenue		$2,215	$3,795	$4,965	$7,320

Cost of goods sold
Cost of inventory sold		2,223	1,998	4,974	3,828
Shipping and handling fees		8	4	25	8
Total cost of goods sold		2,231	2,002	4,999	3,836

Gross (loss) margin		(16)	1,793	(34)	3,484

Selling, general and administrative expenses	6	200	273	488	749

Operating (loss) income		(216)	1,520	(522)	2,735

Interest income		16	4	39	6
Interest expense on long-term debt		-	-	-	(9)
Other income (loss)	7	40	(11)	30	(57)

NET (LOSS) EARNINGS FROM OPERATIONS		$(160)	$1,513	$(453)	$2,675

Basic and diluted (loss) earnings per share		$(0.00)	$0.04	$(0.01)	$0.08

Weighted average number of shares used to calculate basic and diluted (loss) earnings per share (in thousands)		34,698	34,698	34,698	34,698

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2012

CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Changes in Net Assets in Liquidation for the
Six Months Ended June 30, 2012 and June 30, 2011 (see Note 1)
(Unaudited)

		Common	Total
in thousands of Canadian dollars		Shares	Net
(except number of shares in thousands)	Note	Outstanding	Assets

Balance - January 1, 2011		34,698	$8,010
Net earnings from operations		-	2,675
Cumulative translation adjustment		-	60
Balance - June 30, 2011		34,698	$10,745

Balance - January 1, 2012		34,698	$10,981
Net loss from operations		-	(453)
Cumulative translation adjustment		-	(7)
Adjustment to the liquidation basis of accounting	3	-	(356)
Balance - June 30, 2012		34,698	$10,165

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2012

CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Cash Flow for the Three and Six Months Ended
June 30, 2012 and June 30, 2011 (See Note 1)
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2012	2011	2012	2011

Operating Activities
Net (loss) earnings from operations	$(160)	$1,513	$(453)	$2,675
Items included in net (loss) earnings not affecting cash:
Cost of inventory sold	2,223	1,991	4,974	3,809
Depreciation and amortization	-	1	-	3
Non-cash foreign exchange (gains) losses	(42)	12	(7)	(1)
Changes in non-cash operating assets and liabilities:
Accounts receivable	258	34	159	(2)
Inventory	-	(6)	-	(2)
Prepaid expenses	26	(10)	54	24
Accounts payable and accrued liabilities	(552)	(163)	(546)	36
Customer deposits	(124)	309	-	(876)
Ginseng crop expenditures	-	(527)	-	(730)
Liquidation costs	(226)	-	(226)	-
	1,403	3,154	3,955	4,936

Financing Activities
Repayment of long-term debt	-	-	-	(2,950)
	-	-	-	(2,950)

Investing Activities
Purchase of property, plant and equipment	-	(22)	-	(22)
Proceeds from disposition of property, plant and equipment	-	-	1,850	-
	-	(22)	1,850	(22)

Effect of exchange rates changes on cash and cash equivalents	-	-	-	(1)

NET INCREASE IN CASH	$1,403	$3,132	$5,805	$1,963

CASH, BEGINNING OF THE PERIOD	8,896	1,490	4,494	2,659

CASH, END OF THE PERIOD	$10,299	$4,622	$10,299	$4,622

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements as at and for the Three and
Six Months Ended June 30, 2012 and as at December 31, 2011 and for the Three and Six Months
Ended June 30, 2011 (See Note 1)
(Unaudited)

1. Nature of operations

The Company operated North American ginseng farms in Ontario, Canada, on which ginseng root was planted, cultivated and harvested. The Company sold ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries. All of the Company's ginseng crops have been harvested and all of its inventory sold as at June 30, 2012.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 46% of the shares of the Company.

Historically, the annual and interim consolidated financial statements and notes of the Company were prepared on a going-concern basis in accordance with United States generally accepted accounting principles ("US GAAP"). On May 11, 2012 ("Liquidation Approval Date"), a special resolution was approved by the shareholders of the Company for the voluntary liquidation of the Company pursuant to section 211 of the Canada Business Corporation Act, through the distribution of its remaining assets to its shareholders, after providing for outstanding liabilities, contingencies and costs of the liquidation; the appointment of a liquidator if and when deemed appropriate by the board of directors of the Company; and the ultimate dissolution of the Company in the future once all of the liquidation steps have been completed. Accordingly, the Company adopted the liquidation basis of accounting as of May 11, 2012 (see Note 3) since the liquidation and dissolution of the Company was imminent as of that date.

Since the Liquidation Approval Date, the Company's activities have now been limited to: fulfilling the orders for its remaining inventory; realizing the value of its remaining assets; settling obligations with creditors; making tax and regulatory filings; winding down its business operations; and distributing the Company's remaining assets to its shareholders.

All amounts included in these interim consolidated financial statements are expressed in Canadian dollars ("CAD") unless otherwise noted.

2. Plan of dissolution

As a result of the shareholders approval on May 11, 2012 of the voluntary liquidation of the Company pursuant to Section 211 of the Canada Business Corporations Act, the Company will seek to: (i) realize its remaining non-cash assets; (ii) pay, and establish a reserve to pay, all of the Company’s anticipated and unanticipated liabilities; and (iii) make a liquidating distribution to the shareholders. The Company has appointed its stock transfer agent, Computershare Investor Services Inc. (“Computershare”), to act as its agent in connection with the final liquidating distribution. The Company will deliver the full amount of the final liquidating distribution to Computershare on or before August 31, 2012, to be paid by Computershare to the Company’s shareholders. Computershare will send a letter of transmittal to the Company’s shareholders requesting that they surrender their share certificates in the Company in exchange for their proportionate share of the final liquidating distribution.

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements as at and for the Three and
Six Months Ended June 30, 2012 and as at December 31, 2011 and for the Three and Six Months
Ended June 30, 2011 (See Note 1)
(Unaudited)

Thereafter, the Company will file Articles of Dissolution under the Canada Business Corporations Act in order to dissolve the Company. The Company will also file the appropriate forms or letters with Canadian securities regulators to cease to be a reporting issuer and with the United States Securities Exchange Commission to terminate the Company’s Section 12(g) registration and Section 13(a) reporting obligations under the Securities Exchange Act of 1934.

3. Summary of significant accounting policies

Liquidation basis of accounting

As a result of the shareholder approval of the dissolution, the Company commenced using the liquidation basis of accounting on the Liquidation Approval Date (May 11, 2012). This basis of accounting is considered appropriate when liquidation is imminent. Therefore, the interim consolidated financial statements of the Company as of and for the three and six months ended June 30, 2012 have been prepared on a liquidation basis subsequent to the Liquidation Approval Date and on a going concern basis prior to that date. Accordingly, assets have been valued at estimated net realizable value and liabilities include estimated costs associated with carrying out the plan of liquidation.

In converting from the going-concern (historical cost) basis to the liquidation basis of accounting, the Company was required to make a net adjustment by recording a decrease in net assets of $356,000 which is included in the changes in net assets for the six months ended June 30, 2012 and is summarized as follows:

in thousands of
Canadian dollars

Accounting, Board, legal and other professional fees	$117
Share distribution costs	93
Salaries and employment costs	89
Insurance	60
Office, storage and other costs	30
Interest income	(33)
Net decrease in net assets	$356

The decrease in net assets of $356,000 was based on liquidation costs incurred as at June 30, 2012, prior history, known future events, contractual obligations, quotes received for future services required, and the estimated time to complete the liquidation. The Company has incurred or pre-emptively paid $226,000 in liquidation costs and has accrued an additional $130,000 as at June 30, 2012.

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements as at and for the Three and
Six Months Ended June 30, 2012 and as at December 31, 2011 and for the Three and Six Months
Ended June 30, 2011 (See Note 1)
(Unaudited)

Going-concern basis of accounting

Prior to the Liquidation Approval Date, these interim consolidated financial statements and notes have been prepared in accordance with US GAAP on a going-concern (historical cost) basis for interim reporting periods and should be read in conjunction with the Company’s annual consolidated financial statements and notes for the year ended December 31, 2011.

4. Assets held for sale

The Company entered into an agreement for the sale of certain assets and real property used in connection with the farming operations in Ontario for total cash consideration of $1,850,000 in accordance with the terms and conditions of an asset purchase agreement (the “Agreement”) dated September 14, 2011 with a closing date of January 16, 2012. The closing of the transaction was approved by the Company’s shareholders at a special meeting on October 28, 2011. The transaction was concluded on the scheduled closing date with the full proceeds of the sale being received by the Company in accordance with the Agreement. There was no gain or loss upon the sale of the assets as they were recorded at their net realizable value.

5. Share capital

	Number of Shares
In thousands	Authorized	Outstanding

Common Shares - without par value
Balance as at December 31, 2011 and June 30, 2012	Unlimited	34,698

6. Selling, general and administrative expenses

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2012	2011	2012	2011

Retention bonuses	$34	$63	$83	$126
Other selling, general and administrative expenses	166	210	405	623
	$200	$273	$488	$749

During 2010, the Company agreed to pay retention bonuses totalling $485,000 to corporate and farm management and staff to ensure the stability of the operation through the expected final harvest in 2011 and the sale of the Company’s assets in 2012. All of the retention bonuses were paid as of June 30, 2012.

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements as at and for the Three and
Six Months Ended June 30, 2012 and as at December 31, 2011 and for the Three and Six Months
Ended June 30, 2011 (See Note 1)
(Unaudited)

7. Other income (loss)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2012	2011	2012	2011

Foreign exchange gains (losses)	$39	$(11)	$5	$(57)
Government supplements	-	-	23	-
Other non-operating income	1	-	2	-
	$40	$(11)	$30	$(57)

Foreign exchange gains (losses) for the six months ended June 30, 2011 include a $36,000 loss on foreign exchange forward contracts. There were no foreign exchange contracts outstanding during the three and six months ended June 30, 2012 nor during the three months ended June 30, 2011.

Government supplements for the six months ended June 30, 2012 are funds received from Agriculture Canada and are based on sales made in the 2010 program year.

8. Segmented information

The Company operates in one operating segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Information by geographic region is summarized as follows:

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2012	2011	2012	2011
External revenue from operations located in:
Canada	$1,399	$2,803	$3,707	$5,289
Hong Kong and People's Republic of China	816	992	1,258	2,031
	$2,215	$3,795	$4,965	$7,320
Intersegment revenue from operations located in:
Canada	$816	$1,807	$1,258	$2,807
Hong Kong and People's Republic of China	-	-	-	-
	$816	$1,807	$1,258	$2,807
Net (loss) earnings from operations located in:
Canada	$(187)	$1,523	$(433)	$2,723
Hong Kong and People's Republic of China	27	(10)	(20)	(48)
	$(160)	$1,513	$(453)	$2,675

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements as at and for the Three and
Six Months Ended June 30, 2012 and as at December 31, 2011 and for the Three and Six Months
Ended June 30, 2011 (See Note 1)
(Unaudited)

The Company had no long-lived assets, which comprise of all assets not classified as current, as at June 30, 2012. All of the Company's long-lived assets were in the Canadian geographic region as at June 30, 2011.

Major customers

Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

For the three months ended June 30, 2012, revenue included sales to two customers from the Canadian geographic region which accounted for $1,119,000 and $281,000, respectively, and one customer from the Hong Kong and People's Republic of China geographic region which accounted for $705,000 (June 30, 2011 - two customers from the Canadian geographic region which accounted for 1,514,000 and $1,153,000, respectively, and one customer from the Hong Kong and People's Republic of China geographic region which accounted for $642,000).

For the six months ended June 30, 2012, revenue included sales to one major customer which accounted for $3,347,000 from the Canadian geographic region one major customer which accounted for $1,147,000 from the Hong Kong and People's Republic of China geographic region (June 30, 2011 two major customers from the Canadian geographic region which accounted for $3,890,000 and $1,191,000, respectively, and two major customers from the Hong Kong and People's Republic of China geographic region which accounted for $1,283,000 and $748,000, respectively).

9. Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. For the three and six month periods ended June 30, 2012, the Company paid management fees of $12,000 and $23,000 (June 30, 2011 - $14,000 and $28,000), respectively. This transaction is measured at the fair value.